July 22, 2024

Hyung Heon Kim
Chief Executive Officer
NeuroBo Pharmaceuticals, Inc.
545 Concord Avenue, Suite 210
Cambridge, Massachusetts 02138

       Re: NeuroBo Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed July 18, 2024
           File No. 333-280865
Dear Hyung Heon Kim:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Joshua W. Damm